APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Dazed Brewing
Balance Sheet - unaudited
For the period ended 2/28/2021

	Current Period 2/1/2021-2/28/2021		Prior Period 1/1/2021-1/31/2021	
ASSETS				
Current Assets:				
Cash	$	1,000.00	$	1,000.00
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		1,000.00		1,000.00
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		3,000.00		3,000.00
Computer Equipment		500.00		500.00
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		3,500.00		3,500.00
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	**4,500.00**	$	**4,500.00**
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		150.00		300.00
Sales Tax Payable		-		-
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		150.00	300.00
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		4,350.00	4,200.00
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		4,350.00	4,200.00
TOTAL LIABILITIES & EQUITY	$	**4,500.00**	$ **4,500.00**
Balance Sheet Check		-	-

I, Joshua Breault, certify that:

1. The financial statements of Dazed Brewing included in this Form are true and complete in all material respects; and
2. The tax return information of Dazed Brewing has not been included in this Form as Dazed Brewing was formed on 08/17/2020 and has not filed a tax return to date.

Signature *Joshua Breault*

Name: Joshua Breault

Title: Owner